                              FORM 11-K




               ANNUAL REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934
             For the Plan period ended December 31, 1997


                     Commission File Number 1-812



                UT AUTOMOTIVE SAVINGS PLAN FOR HOURLY,
                 MANAGEMENT-REPRESENTED EMPLOYEES
                       (Full title of the plan)



                   UNITED TECHNOLOGIES CORPORATION
                         One Financial Plaza
                     Hartford, Connecticut  06101
          (Name of issuer of the securities held pursuant to
     the plan and the address of its principal executive office)

FINANCIAL STATEMENTS OF THE UT AUTOMOTIVE SAVINGS PLAN FOR HOURLY, MANAGEMENT-
                         REPRESENTED EMPLOYEES

                  REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the UT Automotive Savings Plan for Hourly,
  Management-Represented Employees


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the UT Automotive Savings Plan For Hourly, Management-Represented Employees at December 31, 1997 and 1996, and the changes in net assets available for benefits for the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE LLP
Hartford, Connecticut
June 26, 1998

               UT AUTOMOTIVE SAVINGS PLAN FOR HOURLY, MANAGEMENT-REPRESENTED EMPLOYEES
                 Statement of Net Assets Available for Benefits With Fund Information
                                          December 31, 1997



                                                                          Small                                   UTC       INVESCO
                                                                         Company     International               Common      Total
                                                Income      Equity     Stock Index   Equity Index    Global      Stock      Return
                                                 Fund        Fund         Fund           Fund         Fund        Fund       Fund

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $  492,470  $          -  $           -  $   33,343  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -        10,189              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -            853           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -          2,560           -          -           -
      Government/Corporate Fixed Income
       Index Fund                                      -           -             -              -      27,280          -           -
      Daily International Equity Index Fund            -           -             -              -      31,992          -           -
   United Technologies Corporation Common
     Stock                                             -           -             -              -           -    104,700           -
   Shares of respective registered investment
     companies                                         -           -             -              -           -          -      43,015

  Investments, at contract value or cost:
   Beneficial interests in investment
    contracts, at contract value               3,777,373           -             -              -           -          -           -
   Participant loans, at cost                          -           -             -              -           -          -           -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -      1,572           -
               Total Investments               3,777,373     492,470        10,189          3,413      92,615    106,272      43,015

  Plan receivables                                 1,171           -             -              -           -        224           -
               Total Assets                    3,778,544     492,470        10,189          3,413      92,615    106,496      43,015

Liabilities:
  Accrued liabilities                                  -           -             -              -           -        676           -
  Loans payable, net                                   -           -             -              -           -          -           -
               Total Liabilities                       -           -             -              -           -        676           -

Net Assets Available for Benefits             $3,778,544  $  492,470  $     10,189  $       3,413  $   92,615  $ 105,820  $   43,015

Units of participation                           612,475      23,427           842            324      38,950      8,761       1,479

Unit value                                    $     6.17  $    21.02  $      12.10  $       10.53  $     2.38  $   12.08  $    29.09

The accompanying notes are an integral part of these financial statements.
/TABLE

               UT AUTOMOTIVE SAVINGS PLAN FOR HOURLY, MANAGEMENT-REPRESENTED EMPLOYEES
                 Statement of Net Assets Available for Benefits With Fund Information
                                          December 31, 1997


                                                                                                                 Putnam
                                               Fidelity     Putnam                                                New        SoGen
                                               Growth &      Fund                   Fidelity Low-     PBHG     Opportun-   Interna-
                                                Income    for Growth    Fidelity     Priced Stock    Growth      ities      tional
                                               Portfolio  and Income   Contrafund        Fund         Fund        Fund    Fund, Inc.

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $           -  $        -  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -             -              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -              -           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -              -           -          -           -
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -           -          -           -
      Daily International Equity Index Fund            -           -             -              -           -          -           -
   United Technologies Corporation Common
     Stock                                             -           -             -              -           -          -           -
   Shares of respective registered
     investment companies                        166,622      43,507        22,980         56,551      54,493     45,721       7,965

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                      -           -             -              -           -          -           -
   Participant loans, at cost                          -           -             -              -           -          -           -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -          -           -
               Total Investments                 166,622      43,507        22,980         56,551      54,493     45,721       7,965

  Plan receivables                                     -           -             -              -           -          -           -
               Total Assets                      166,622      43,507        22,980         56,551      54,493     45,721       7,965

Liabilities:
  Accrued liabilities                                  -           -             -              -           -          -           -
  Loans payable, net                                   -           -             -              -           -          -           -
               Total Liabilities                       -           -             -              -           -          -           -

Net Assets Available for Benefits             $  166,622  $   43,507  $     22,980  $      56,551  $   54,493  $  45,721  $    7,965

Units of participation                             4,373       2,224           493          2,250       2,146        931         313

Unit value                                    $    38.10  $    19.56  $      46.63  $       25.13  $    25.39  $   49.10  $    25.45

The accompanying notes are an integral part of these financial statements.
/TABLE

               UT AUTOMOTIVE SAVINGS PLAN FOR HOURLY, MANAGEMENT-REPRESENTED EMPLOYEES
                 Statement of Net Assets Available for Benefits With Fund Information
                                          December 31, 1997

                                                           Templeton
                                               Templeton  Developing
                                                Foreign     Markets
                                                Fund I      Trust I     Loan Fund       Total

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $     525,813
      Russell 2000 Equity Index Fund                   -           -             -         10,189
      Daily Japanese Equity Index Fund                 -           -             -            853
      Daily Non Japanese Equity Index Fund             -           -             -          2,560
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -         27,280
      Daily International Equity Index Fund            -           -             -         31,992
   United Technologies Corporation Common
     Stock                                             -           -             -        104,700
   Shares of respective registered
     investment companies                         30,483      18,525             -        489,862

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                      -           -             -      3,777,373
   Participant loans, at cost                          -           -       214,335        214,335
   Temporary investments, at cost plus
     accrued interest                                  -           -             -          1,572
               Total Investments                  30,483      18,525       214,335      5,186,529

  Plan receivables                                     -           -             -          1,395
               Total Assets                       30,483      18,525       214,335      5,187,924

Liabilities:
  Accrued liabilities                                  -           -             -            676
  Loans payable, net                                   -           -             -              -
               Total Liabilities                       -           -             -            676

Net Assets Available for Benefits             $   30,483  $   18,525  $    214,335  $   5,187,248

Units of participation                             3,064       1,432       214,335

Unit value                                    $     9.95  $    12.94  $       1.00

The accompanying notes are an integral part of these financial statements.
/TABLE

     UT AUTOMOTIVE SAVINGS PLAN FOR HOURLY, MANAGEMENT-REPRESENTED EMPLOYEES
      Statement of Net Assets Available for Benefits With Fund Information
                                December 31, 1996

                                                Income      Equity
                                                 Fund        Fund      Global Fund     Loan Fund           Total

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Government/Corporate Fixed Income
        Index Fund                            $        -  $        -  $     31,943  $           -      $   31,943
      Large Capitalization Equity Index Fund           -     235,680        37,271              -         272,951
      Daily International Equity Index Fund            -           -        41,351              -          41,351

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value              4,150,093           -             -              -       4,150,093
   Participant loans, at cost                          -           -             -        187,702         187,702
   Temporary investments, at cost plus
     accrued interest                                168           -             -              -             168
               Total Investments               4,150,261     235,680       110,565        187,702       4,684,208

  Plan receivables                                     -       1,234           244          1,121           2,599
               Total Assets                    4,150,261     236,914       110,809        188,823       4,686,807

Liabilities:
  Accrued liabilities                             13,874           -           304              -          14,178
  Loans payable, net                              (2,635)       (115)         (121)         1,831          (1,040)
               Total Liabilities                  11,239        (115)          183          1,831          13,138

Net Assets Available for Benefits             $4,139,022  $  237,029  $    110,626  $     186,992      $4,673,669

Units of participation                           724,838      15,045        53,526        186,992

Unit value                                    $     5.71  $    15.75  $       2.07  $        1.00

The accompanying notes are an integral part of these financial statements.
/TABLE

               UT AUTOMOTIVE SAVINGS PLAN FOR HOURLY, MANAGEMENT-REPRESENTED EMPLOYEES
           Statement of Changes in Net Assets Available for Benefits With Fund Information
                                    Period Ended December 31, 1997



                                                                         Small                                    UTC       INVESCO
                                                                        Company     International               Common       Total
                                                Income      Equity    Stock Index   Equity Index     Global      Stock      Return
                                                 Fund        Fund         Fund          Fund          Fund       Fund        Fund
Additions to net assets attributed to:

Investment Income:
  Net appreciation (depreciation) in fair
    value of investments                      $        -  $   86,294  $      1,739  $          78  $   12,264  $  (5,728) $    2,033
  Interest                                       301,805           1             -              -           -          -           -
  Dividends                                            -           -             -              -           -          -       1,409
               Total Investment Income           301,805      86,295         1,739             78      12,264     (5,728)      3,442

Contributions:
  Participants'                                  449,277      78,964         3,474          1,404      25,393     40,924       2,405
  Employer's                                     215,734       7,214           262            124       2,670      2,941         258
               Total Contributions               665,011      86,178         3,736          1,528      28,063     43,865       2,663

Repayments on loans                               82,582       3,644             -              -       1,061        184           -


Deductions from net assets attributed to:

  Distributions to participants                  807,849      21,216             -              -       6,524      1,752           -
  Loans to participants                          124,440       3,137             -              -       3,002      4,914         602
  Administrative expenses                          1,711          50             -              -          43         43           -
               Total Deductions                  934,000      24,403             -              -       9,569      6,709         602

    Net increase / (decrease) prior to
      transfers                                  115,398     151,714         5,475          1,606      31,819     31,612       5,503

Inter-fund transfers                            (475,246)    103,727         4,714          1,807     (49,830)    74,208      37,512
Assets transferred out of Plan                      (630)          -             -              -           -          -           -

Net increase / (decrease)                       (360,478)    255,441        10,189          3,413     (18,011)   105,820      43,015

Net Assets Available for Benefits
  December 31, 1996                            4,139,022     237,029             -              -     110,626          -           -

Net Assets Available for Benefits
  December 31, 1997                           $3,778,544  $  492,470  $     10,189  $       3,413  $   92,615  $ 105,820  $   43,015

The accompanying notes are an integral part of these financial statements.
/TABLE

               UT AUTOMOTIVE SAVINGS PLAN FOR HOURLY, MANAGEMENT-REPRESENTED EMPLOYEES
           Statement of Changes in Net Assets Available for Benefits With Fund Information
                                    Period Ended December 31, 1997


                                                                                                                Putnam
                                               Fidelity     Putnam                                                New       SoGen
                                               Growth &      Fund                   Fidelity Low-     PBHG     Opportun-   Interna-
                                                Income    for Growth    Fidelity    Priced Stock     Growth      ities      tional
                                              Portfolio   and Income   Contrafund       Fund          Fund       Fund     Fund, Inc.

Additions to net assets attributed to:

Investment Income:
  Net appreciation (depreciation) in fair
    value of investments                      $   15,235  $    (648)  $       (10)  $       2,650  $    1,680  $   6,155  $    (887)
  Interest                                             -          -             -               -           -          -          -
  Dividends                                        6,162      5,215         1,873           2,736           -        958        785
               Total Investment Income            21,397      4,567         1,863           5,386       1,680      7,113       (102)

Contributions:
  Participants'                                   29,868     13,643         9,496           7,735      16,397     15,622      1,147
  Employer's                                       1,341        942           449             474         877        904        121
               Total Contributions                31,209     14,585         9,945           8,209      17,274     16,526      1,268

Repayments on loans                                  148          9             -             825         148         47         19

Deductions from net assets attributed to:

  Distributions to participants                      427        321             -             696         306        358          -
  Loans to participants                              266          -             -             811         831        157          -
  Administrative expenses                              -          -             -              14           -          -          -
               Total Deductions                      693        321             -           1,521       1,137        515          -

    Net increase / (decrease) prior to
      transfers                                   52,061     18,840        11,808          12,899      17,965     23,171      1,185

Inter-fund transfers                             114,561     24,667        11,172          43,652      36,528     22,550      6,780
Assets transferred out of Plan                         -          -             -               -           -          -          -

Net increase / (decrease)                        166,622     43,507        22,980          56,551      54,493     45,721      7,965

Net Assets Available for Benefits
  December 31, 1996                                    -          -             -               -           -          -          -

Net Assets Available for Benefits
  Deceber 31, 1997                            $  166,622  $  43,507   $    22,980   $      56,551  $   54,493  $  45,721  $   7,965

The accompanying notes are an integral part of these financial statements.
/TABLE

               UT AUTOMOTIVE SAVINGS PLAN FOR HOURLY, MANAGEMENT-REPRESENTED EMPLOYEES
           Statement of Changes in Net Assets Available for Benefits With Fund Information
                                    Period Ended December 31, 1997

                                                          Templeton
                                              Templeton   Developing
                                               Foreign     Markets
                                                Fund I     Trust I     Loan Fund        Total
Additions to net assets attributed to:

Investment Income:
  Net appreciation (depreciation) in fair
    value of investments                      $   (3,732) $  (6,083)  $         -   $    111,040
  Interest                                             -          -        13,835        315,641
  Dividends                                        3,044      1,233             -         23,415
               Total Investment Income              (688)    (4,850)       13,835        450,096

Contributions:
  Participants'                                    7,877      2,931             -        706,557
  Employer's                                         408        126             -        234,845
               Total Contributions                 8,285      3,057             -        941,402

Repayments on loans                                   83        686       (89,436)             -

Deductions from net assets attributed to:

  Distributions to participants                        -          -        35,979        875,428
  Loans to participants                              155        608      (138,923)             -
  Administrative expenses                              -          -             -          1,861
               Total Deductions                      155        608      (102,944)       877,289

    Net increase / (decrease) prior to
      transfers                                    7,525     (1,715)       27,343        514,209

Inter-fund transfers                              22,958     20,240             -              -
Assets transferred out of Plan                         -          -             -           (630)

Net increase / (decrease)                         30,483     18,525        27,343        513,579

Net Assets Available for Benefits
  December 31, 1996                                    -          -       186,992      4,673,669

Net Assets Available for Benefits
  December 31, 1997                           $   30,483  $  18,525   $   214,335   $  5,187,248

The accompanying notes are an integral part of these financial statements.
/TABLE

UT AUTOMOTIVE SAVINGS PLAN FOR HOURLY, MANAGEMENT-REPRESENTED EMPLOYEES

                    Notes to Financial Statements


NOTE 1 - DESCRIPTION OF THE PLAN

General. The UT Automotive Savings Plan for Hourly, Management-Represented Employees (the Plan) is a defined contribution savings plan administered by United Technologies Corporation (UTC), the parent company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Non-union hourly employees of UT Automotive Corporation (UTA) are eligible to participate in the Plan after completing at least one year of service. The following is a brief description of the Plan. For more complete information, participants should refer to the plan document which is available from UTC.

Contributions and Vesting. Participants may elect to contribute, through payroll deductions, between 1 and 16 percent of their total compensation. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. UTA (the employer) contributes between $.05 and $.14 per compensated hour for certain of its employees. Generally, employer contributions, plus actual earnings thereon, become fully vested after five years of Plan participation.

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) UTC's contributions based on a percentage of the participant's contribution and (b) Plan earnings based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested amounts are used to reduce future employer contributions. For the period ended December 31, 1997, approximately $3,300 of forfeitures were used to fund employer contributions.

Trustee and Recordkeeper. All of the Plan's assets are held by Bankers Trust Company, the Plan Trustee. As of January 1, 1997, Fidelity Institutional Retirement Services Company assumed the participant account recordkeeping responsibilities.

Investment Options. On January 1, 1997, investment options increased to sixteen from the previous three. Participants may elect to allocate their contributions in any whole percentage among the following funds. Participants are permitted to transfer their accounts between investment funds daily in any whole percentage or whole dollar amount. The investment funds are as follows:

 . The Income Fund invests in contracts issued by five insurance companies.  See
  Note 3.

 . The Equity Fund invests in a portfolio of common stocks replicating the Standard & Poor's Composite Index of 500 stocks (S&P 500).

 . The Small Company Stock Index Fund invests in a portfolio of common stocks replicating the Russell 2000 Index.

 . The International Equity Index Fund invests in the equities of a mix of stock markets outside the U.S.

 . The Global Fund invests in both U.S. and foreign investments to replicate the performance, in approximately equal portions, of three indices: the S&P 500, the EAFE Index (an international stock index of large companies in Europe, Australia and the Far East), and the Lehman Brothers Government/Corporate Index.

 . The UTC Common Stock Fund consists principally of 1,438 shares of UTC Common
  Stock at December 31, 1997.

 . The INVESCO Total Return Fund invests in shares of a registered investment company that principally invests in both equity and fixed or variable income securities to achieve a moderate total return from capital appreciation and current income.

 . The Fidelity Growth & Income Portfolio invests in shares of a registered investment company that principally invests in U.S. and foreign equity securities that pay current dividends and show potential earnings growth.

 . The Putnam Fund for Growth and Income invests in shares of a registered investment company that principally invests in equity securities of companies that pay regular dividends to shareowners.

 . The Fidelity Contrafund invests in shares of a registered investment company that principally invests in equity securities of U.S. and foreign companies believed to be undervalued or out of favor.

 . The Fidelity Low-Priced Stock Fund invests in shares of a registered investment company that principally invests in equity securities of companies believed to be undervalued, overlooked or out of favor, which are generally priced at $35 or less.

 . The PBHG Growth Fund invests in shares of a registered investment company that principally invests in equity securities of companies believed to have an outlook for strong earnings growth.

 . The Putnam New Opportunities Fund invests in shares of a registered investment company that principally invests in equity securities of companies in certain emerging industry groups.

 . The SoGen International Fund, Inc. invests in shares of a registered investment company that invests in U.S. and foreign equity, fixed income and gold-related securities and cash.

 . The Templeton Foreign Fund I invests in shares of a registered investment company that principally invests in equity securities of companies in developed and developing countries outside the U.S.

 . The Templeton Developing Markets Trust I invests in shares of a registered investment company that principally invests in equity securities of companies in developing countries.

Participant Loans. Certain participants with at least two years of plan participation are allowed to borrow up to 50 percent of their account balances, excluding employer contributions. Loan amounts can range from $1,000 to $50,000 and must be repaid within 5 years. The loans are secured by the balance in the participant's account and bear interest at Bankers Trust's prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits. Generally, benefits are paid in a lump sum to a terminating participant. A participant terminating due to retirement may elect to receive benefits in installments over two to twenty years. At the participant's election, the portion of a lump sum distribution attributable to the UTC Common Stock Fund may be paid in shares of UTC Common Stock instead of cash. There were no distributions in common stock for the period ended December 31, 1997.

Other. Participants who transfer to a new UTC location with a different savings plan have the option of transferring their account balances in accordance with the provisions of the new savings plan.


NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid.

Master Trust. The Plan's assets are kept in a Master Trust maintained by the Trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC and its subsidiaries are combined. Participating Plans purchase units of participation in the investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income from the funds' investments increases the Plans' unit values. Distributions to participants reduce the number of participation units held by the Plans.

At December 31, 1997, the Plan's interest in the Master Trust comprised 917,819 units of the 1,012,560,383 total units of participation, or 0.09%. At December 31, 1996, the Plan's interest in the Master Trust comprised 980,401 units of the total 1,062,864,802 units of participation, or 0.09%.

Investment Valuation. The Income Fund's investment contracts are stated at contract value which represents contributions plus earnings, less Plan withdrawals. All other funds are stated at fair value, as determined by the Trustee, typically by reference to published market data.

Plan Expenses. Plan administrative expenses, including Trustee and recordkeeper fees were paid directly by the employer in 1997. The employer also paid certain investment management fees for the Bankers Trust managed funds. All other administrative and investment expenses were paid out of Plan assets.

Use of Estimates. The preparation of financial statements requires UTC to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.


NOTE 3 - INVESTMENT CONTRACTS

Under these contracts, each insurance company guarantees repayment in full of the principal amount invested plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The interest rates earned for 1997 and 1996 were 8.1% and 7.5%, respectively. The following is a summary of the investment contracts held in the Income Fund and the portion allocable to the Plan:

(Thousands of Dollars)                                 December 31, December 31,
                                                           1997         1996
CIGNA                                                  $ 1,456,404  $  1,512,307
Aetna                                                      437,582       457,815
Travelers                                                  367,509       388,845
Prudential                                                 231,133       236,966
Metropolitan Life                                          780,096       782,764
                                                       $ 3,272,724  $  3,378,697

Amount of the contracts allocable to the Plan          $     3,777  $      4,150

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following are reconciliations of net assets available for benefits and benefits paid from the financial statements to the Form 5500:

                                                  December 31,
                                                 1997       1996
Net assets available for benefits
  per the financial statements                 $5,187,248  $4,673,669
Amounts allocated to participant
  withdrawals                                           -    (142,522)
Net assets available for benefits
  per Form 5500                                $5,187,248  $4,531,147


                                                           Year Ended
                                                          December 31,
                                                              1997

Benefits paid to participants per the
  financial statements                                     $  875,428
Add: Amounts allocated to participant
  withdrawals at December 31, 1997                                  -
Less: Amounts allocated to participant
  withdrawals at December 31, 1996                           (142,522)

Benefits paid to participants per Form
  5500                                                     $  732,906

Amounts allocated to participant withdrawals are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated February 27, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letters. However, the Plan administrator and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

                              SIGNATURES


The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                    UT AUTOMOTIVE SAVINGS PLAN FOR HOURLY,
                      MANAGEMENT-REPRESENTED EMPLOYEES



Dated:  June  26, 1998    By: /s/ Daniel P. O'Connell
                            Daniel P. O'Connell
                            Corporate Director, Employee Benefits and Human Resources Systems
                            United Technologies Corporation